Exhibit 99.3

Mandatory notice of trade in IDEX 9 November 2021

Reference is made to IDEX Biometrics ASA’s private placement on 9 November 2021 of 89,777,824 shares at NOK 2.85 per share. Allocation has been communicated to investors today,

IDEX discloses transactions by the following primary insiders in IDEX shares, ISIN NO0003070609: Primary insiders were allocated, and have thus subscribed for, the following number of shares.

•	Board member Annika Olsson: 52,631 shares at NOK 2.85 per share.

•	CEO Vince Graziani: 149,473 shares at NOK 2.85 per share.

•	CFO Jamie Simms: 1,494,736 shares at NOK 2.85 per share.

•	CCO Catharina Eklof: 89,684 shares at NOK 2.85 per share.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings. We invent, engineer, and commercialize these secure and safe yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow @IDEXBiometrics